[Translation]

                                                                November 5, 2009

To Whom It May Concern:


                                     Company Name: TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Akio Toyoda, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                          Takuo Sasaki, Managing Officer
                                          (Telephone Number: 0565-28-2121)

         Notice Concerning the Difference between the Forecasts and the
         --------------------------------------------------------------
        Semi-Annual Actual Financial Results for FY2010 and Amendments to
        -----------------------------------------------------------------
              the Forecasts of Actual Financial Results for FY2010
              ----------------------------------------------------


We, TOYOTA MOTOR CORPORATION ("Toyota"), hereby announce the difference between our semi-annual consolidated financial forecasts for FY2010 annouced on August 4, 2009 and our actual results for the same period announced today. Toyota also amends its consolidated and unconsolidated financial forecasts for FY2010, announced on August 4, 2009.

1. Difference between the forecasts and the semi-annual consolidated financial results for FY2010
   (April 1, 2009 through September 30, 2009)
                                                           (Amount: billion yen)
--------------------------------------------------------------------------------
                                                   Income before
                                                  income taxes and      Net
                            Net        Operating     equity in         income
                          revenues       income     earnings of     attributable
                                                     affiliated          to
                                                     companies         Toyota
----------------------- ------------ ------------ ----------------- ------------
Previous forecasts (A)      7,800.0       -400.0            -350.0       -250.0
----------------------- ------------ ------------ ----------------- ------------
Actual results (B)          8,377.6       -136.9             -63.0        -56.0
----------------------- ------------ ------------ ----------------- ------------
Difference (B - A)            577.6        263.1             287.0        194.0
----------------------- ------------ ------------ ----------------- ------------
Difference (%)                 7.4%            -                 -            -
----------------------- ------------ ------------ ----------------- ------------
(Reference) Actual
results of the
corresponding period       12,190.4        582.0             636.4        493.4
of the preceding year
(FY2009 ended March 31,
2009)
--------------------------------------------------------------------------------
(Note) "Net income attributable to Toyota" is equivalent to "Net income" up to FY2009.

2. Amendments to the forecasts of consolidated financial results for FY2010 (April 1, 2009 through March 31, 2010)
                                                           (Amount: billion yen)
--------------------------------------------------------------------------------
                                                   Income before
                                                  income taxes and      Net
                            Net        Operating     equity in         income
                          revenues       income     earnings of     attributable
                                                     affiliated          to
                                                     companies         Toyota
----------------------- ------------ ------------ ----------------- ------------
Previous forecasts (A)     16,800.0       -750.0            -700.0       -450.0
----------------------- ------------ ------------ ----------------- ------------
New forecasts (B)          18,000.0       -350.0            -300.0       -200.0
----------------------- ------------ ------------ ----------------- ------------
Amount changed (B - A)      1,200.0        400.0             400.0        250.0
----------------------- ------------ ------------ ----------------- ------------
% of change                    7.1%            -                 -            -
----------------------- ------------ ------------ ----------------- ------------
(Reference)
Actual results for         20,529.5       -461.0            -560.4       -437.0
FY2009
--------------------------------------------------------------------------------
(Note) "Net income attributable to Toyota" is equivalent to "Net income" up to FY2009.


3. Amendments to the forecasts of unconsolidated financial results for FY2010 (April 1, 2009 through March 31, 2010)
                                                           (Amount: billion yen)
--------------------------------------------------------------------------------
                            Net        Operating       Ordinary         Net
                          revenues       income         income         income
----------------------- ------------ ------------ ----------------- ------------
Previous forecasts (A)      8,000.0       -600.0            -290.0       -120.0
----------------------- ------------ ------------ ----------------- ------------
New forecasts (B)           8,200.0       -520.0            -280.0       -120.0
----------------------- ------------ ------------ ----------------- ------------
Amount changed (B - A)        200.0         80.0              10.0            -
----------------------- ------------ ------------ ----------------- ------------
% of change                    2.5%            -                 -            -
----------------------- ------------ ------------ ----------------- ------------
(Reference)
Actual results for          9,278.4       -187.9             182.5         56.6
FY2009
--------------------------------------------------------------------------------


4. Reasons for the difference and the amendments
(1) Reasons for the difference between the forecasts and the semi-annual consolidated financial results for FY2010
  The semi-annual consolidated financial results exceed the previously announced forecasts due to the upward revisions of our semi-annual actual sales and progress made in our efforts to improve profitability.

(2) Reasons for the amendments to the consolidated and unconsolidated financial forecasts for FY2010
  The forecasts of consolidated and unconsolidated annual financial results for FY2010 were amended from the previously announced forecasts due to the upward revisions to our annual sales plan for FY2010 and progress made in our efforts to improve profitability.
  The forecast of consolidated annual vehicle sales for FY2010 has been revised to 7,030 thousand units from 6,600 thousand units, which is 430 thousand units more than presumed at the time of the previous announcement of the FY2010 forecasts. The above is based on the premise that the exchange rate is 93 yen to the U.S. dollar and 132 yen to the Euro, on an annual average.

  (Note) This notice contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.